NEWS RELEASE

Additional High Grade Drill Results From New Polaris Property, B.C.

Shareholders Re-Elect Board of Directors

July 5, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) reports that additional high grade drill results have been intersected in the Phase 3 infill drill program on the New Polaris property in northwestern B.C.

Drilling highlights include 23.0 gpt gold over 3.8 m (0.67 oz per ton over 12.5 ft) in hole 1676E-7 and 15.3 gpt gold over 5.5 m (0.45 oz per ton over 18.0 ft) in hole 1676E-4. Significant intercepts were as follows:

Hole	From	Length	Gold	Length	Gold
(No.)	(m)	(m)	(gpt)	(ft)	(opt)

1646E-9	378.5	1.3	20.6	4.3	0.60

1676E-4	231.4	4.4	9.7	14.4	0.28
and	251.5	5.5	15.3	18.0	0.45

1676E-7	212.6	3.8	23.0	12.5	0.67

240SW-4	265.0	6.0	7.1	19.7	0.21

240SW-5A	277.2	3.2	8.0	10.5	0.23

240SW-7	203.4	7.1	7.7	23.3	0.22
incl.	209.5	1.0	13.1	3.3	0.38
and	231.6	2.9	18.7	9.5	0.55
and	385.2	1.0	8.6	3.3	0.25

For drill hole locations, refer to the C Veins Longitudinal Section on Canarc’s website www.canarc.net. All previous drill holes are shown as solid circles, proposed 2006 hole locations are shown as open circles and the holes reported in this news release are shown as stars. Note that this year’s drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.  True widths are estimated to be 70 to 75% of core lengths.

Holes 240SW-3 and 240SW-4.5 both intersected weak gold mineralization below the 5 gpt cut-off grade in the C Vein along the north-eastern most section line in an area where previous drill holes failed to intercept significant mineralization. However, the two deeper holes on the same section line, 240SW-5A and 240SW-7, both intersected strong gold mineralization of good grade. Therefore, the C vein appears to be strengthening at depth on this section line and could open up a whole new area to drill.

Canarc owns a 100% interest (subject to a 10% net profit royalty) in the New Polaris property, a former high-grade, underground gold mine that produced 231,000 oz of gold between 1939 and 1951. From 1990 to 1997, Canarc invested over CA$15 million exploring New Polaris to outline an historic resource of 1.3 million oz gold contained within 3.6 million tons grading 0.36 oz per ton (3.3 million tonnes grading 12.3 gpt) that preceded NI 43-101, and which is not compliant with it and therefore should not be relied upon.

In 2006, Canarc plans to complete 20,000 m (65,000 ft) of infill core drilling in approximately 65 holes on a 30 m (100 ft) grid pattern to depths of 360 m (1,200 ft) using two drill rigs in order to delineate a NI 43-101 compliant, measured, indicated and inferred gold resource of 600,000 to 650,000 oz contained within 1.2 to 1.6 million tons grading 0.4 to 0.5 oz per ton gold (1.1 to 1.5 million tonnes grading 13.7 to 17.2 gpt gold).  Results will be released approximately every two weeks from June to September.

After completing a new resource estimate, Canarc plans to refine the conceptual mine plan, complete an initial economic evaluation and enter into the provincial mine development permitting process by year-end. The New Polaris project should then move to a full feasibility study and final permitting in 2007.

James Moors, B.Sc., P.Geo, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples are dried, crushed, split and a 30-gram sub - sample is taken for analysis.  Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption .  ALS Chemex also uses its own standards for quality control checks.

At the Canarc Annual General Meeting held on June 29th, shareholders re-elected the Board of Directors, re-appointed KPMG as auditors and approved amendments to the Company’s stock option plan.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

450 Level
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azimuth 270
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plane at 50 degree dip
plane at 55 degree dip
OPEN
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(a.s.l)
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1646E
1676E
1707E
1737E
1768E
330SW
300SW
270SW
240SW
93-C26
93-C28
93-C27
93-C34
92-C08
92-C09
94-C24
91-C05
300SW1
94-C32
330SW1
93-C31
89-18A
300SW2
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360SW1
330SW2
360SW2
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90-01
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94-C36
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91-C01
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94-C37
330SW5
300SW6
90-02
91-C02
91-C04
91-C07
94C39
90-07
92C21
90-05
1676E1
92-C13
1707E1
1676E2
92-C17
92-C20
92-C14
91-C06
92-C15
90-03
1737E1
92-C18
1707E2
90-06
92-C19
1737E2
94-C38
90-08
92-C22
SW1
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SW6
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E1
E2
E3
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E5
E5A
E6
E7
E8
E9
Oblique Mine Cutaway View Looking NNW
C
AJ
150
300
450
600
AREA SHOWN ON DIAGRAM
100 m
Key
3000SW3 Hole#
Vein Contour (ft. a.s.l)
Existing pierce point
New Infill pierce point
Proposed Infill pierce point
CANARC RESOURCE CORP.
New Polaris Project
C Veins
Inclined Longitudinal Section

NEWS RELEASE

In-Fill Drilling Continues To Delineate High

Grade Gold Mineralization At New Polaris Property, BC

August 8, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the 2006 infill drilling program continues to delineate high grade gold mineralization in the C veins on the New Polaris property in northwestern B.C.

Drilling highlights include higher grades such as 24.6 gpt gold over 2.0 m (0.72 oz per ton over 6.6 ft) in hole 1737E-3 and broader widths such as 7.4 m grading 8.0 gpt gold (0.23 oz per ton over 24.3 ft) in hole 1676E-6. Significant intercepts were as follows:

Hole	From	Length	Gold	Length	Gold
(No.)	(m)	(m)	(gpt)	(ft)	(opt)

1676E-6	284.8	7.4	8.0	24.3	0.23

1707E-3	232.7	3.1	17.4	10.2	0.51
and	247.0	3.0	5.9	9.8	0.17
and	253.0	1.9	10.5	6.2	0.31

1707E-6A	312.0	1.4	18.8	4.6	0.55

1737E-3	242.3	2.0	24.6	6.6	0.72
and	252.7	2.0	10.6	6.6	0.31

240SW-8	263.5	6.5	7.7	21.3	0.22
and	297.7	1.5	8.8	4.9	0.26
and	316.1	1.45	8.3	4.8	0.24

270SW-4	263.1	5.75	12.3	18.9	0.36
and	310.8	2.9	4.9	9.5	0.14

For drill hole locations, refer to the C Veins Longitudinal Section on Canarc’s website www.canarc.net. All previous drill holes are shown as solid circles, proposed 2006 hole locations are shown as open circles and the holes reported in this news release are shown as stars. Note that this year’s drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.  True widths are estimated to be 70 to 75% of core lengths.

Hole 240SW-8 is the deepest and north-eastern most drill hole on the infill grid to date. The C vein appears to be thickening in this direction and the C vein resource area is wide open for expansion to the northeast and at depth. Although not part of the original drill plan, some additional holes will be drilled to further test this area of the C veins.

Canarc has now completed the drilling of 33 holes, or half of the scheduled 65 hole 2006 infill drill program. Eleven holes are currently out for assay including several in the vicinity of 240SW-7 and 8.

James Moors, B.Sc., P.Geo, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples are dried, crushed, split and a 30-gram sub - sample is taken for analysis.  Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

azimuth 051
azimuth 270
#1 Fault
450 Level
stope
stope
stope
stope
stope
stope
plane at 50 degree dip
plane at 55 degree dip
OPEN
OPEN
OPEN
-100 m
-150 m
-200 m
-250 m
-300 m
-150m
-200m
-250m
-300m
1615E
1646E
1676E
1707E
1737E
1768E
330SW
300SW
270SW
240SW
300SW1
330SW1
360SW1
330SW2
360SW2
300SW2
330SW3
300SW3
300SW4
330SW4
300SW5
330SW5
300SW6
90-07
92C21
90-05
92-C13
1676E1
1707E1
1676E2
92-C17
92-C20
92-C14
91-C06
92-C15
90-03
92-C18
1737E1
1707E2
90-06
1737E2
92-C19
94C39
90-02
94-C38
90-08
92-C22
93-C26
93-C28
93-C27
93-C34
92-C08
92-C09
94-C24
91-C05
94-C32
93-C31
94-C33
89-18A
90-04
90-01
92-C12
94-C36
91-C01
91-C03
94-C37
91-C02
91-C04
91-C07
E1
E2
E3
E4
E5
E5A
E6
E6A
E7
E8
E9
SW1
SW2
SW3
SW4
SW4.5
SW5
SW5A
SW6
SW7
SW8
SW9
SW10
Oblique Mine Cutaway View Looking NNW
C
AJ
Polaris
150
300
450
600
AREA SHOWN ON DIAGRAM
100 m
Key
300SW3 Hole#
Vein Contour (meters a.s.l)
Existing pierce point
New Infill pierce point
Proposed Infill pierce point
CANARC RESOURCE CORP.
New Polaris Project
C Veins
Inclined Longitudinal Section

NEWS RELEASE

September 14, 2006 - Vancouver, Canada - From time to time the B.C. Securities Commission (“BCSC”) selects listed companies like Canarc Resource Corp. for a technical disclosure review.  As a result of a recent review by the B.C. Securities Commission, Canarc is issuing this news release to clarify past disclosures.

New Polaris Project

NI 43-101 requires listed companies to file updated technical reports to support the disclosures in their annual information forms (“AIF”).  Canarc last filed a technical report on its New Polaris project, British Columbia in 2002.  However, from 2002 to 2005, the Company completed initial infill drilling programs and metallurgical tests at New Polaris without filing an updated technical report. Canarc has therefore been placed on the defaulting issuers list and it will remain on the list until it files an updated technical report.  Management is preparing an updated, non-independent NI 43-101 technical report and revised AIF covering the work carried out from 2002 to 2005, to be filed as soon as reasonably possible, likely mid-October 2006.  In addition, an independent NI 43-101 technical report covering the 2006 work program had already been commissioned for completion by year-end.

Since 2002, Canarc has made disclosures in certain news releases, shareholder updates, corporate presentations, website information, AIF’s and MDA’s regarding a 1.3 million ounce gold resource estimate for New Polaris. These disclosures were not in compliance with NI 43-101 because the estimate did not meet the definition of a historic resource, it was not disclosed according to NI 43-101 standards and it was not supported by a technical report.  Canarc therefore retracts its previous statements regarding this resource estimate and restates the previous historic estimates that comply with the NI 43-101 definition of historic resources at the end of this news release.

NI 43-101 permits disclosure of economic analysis only on current resources, not conceptual targets or historic estimates.  Since 2003, Canarc has made disclosures in its corporate presentations and news releases about a “Target Economic Model” stating the company targets for reserves, production rate, capital costs, operating costs, gold price, cash flows and mine life.  However, Canarc did not have a current resource or reserve at New Polaris on which to base such statements so the Company retracts its previous statements regarding a “Target Economic Model”.

In past news releases, references were made to the company’s intent to enter into future mine planning, economic evaluation, project permitting and a feasibility study. In addition, past e-mails, website information, news releases and corporate presentations referred to the New Polaris project as “potentially western Canada’s next high grade gold mine”.  However, as no current resource has yet been identified on the New Polaris property on which to base such statements, Canarc wishes to clarify these that each step is contingent on the successful completion of the prior step, and there is no certainty that Canarc will enter into mine planning, economic evaluation, project permitting or a feasibility study nor that New Polaris will become western Canada’s next high grade gold mine.

Since 2003, Canarc has made disclosures in certain news releases, shareholder updates, corporate presentations, and website information stating that Canarc’s goal is to delineate a minimum 550,000 to 650,000 oz, NI 43-101 compliant resource estimate.  For greater clarity, this 550,000 to 650,000 oz exploration target should have been expressed as a range of 1.2 to 1.6 million tons grading 0.4 to 0.5 oz per ton. The potential tonnages and grades are conceptual in nature, they are based on previous drill results that defined the approximate length, thickness, depth and grade of the portion of the historic resource to be infill drilled in the 2006 work program, there has been insufficient exploration to define a current resource as yet and Canarc cautions that there is a risk further exploration will not result in the delineation of a current resource.

The Canarc website has carried links to certain third party reports. The links that contained information not compliant with NI 43-101 have been removed from the website.

Benzdorp Project

Since 2003, Canarc has carried out exploration work including diamond drilling and initial metallurgical tests on the Benzdorp project in Suriname.  However, the Company has not filed a technical report on Benzdorp so Canarc has been placed on the defaulting issuers list and it will remain there until an NI 43-101 report is filed.  Management is preparing an updated, non-independent NI 43-101 technical report and revised AIF covering the work carried out from 2003 to 2005, to be filed as soon as reasonably possible, likely mid-October 2006. In addition, an independent NI 43-101 technical report reviewing the past and current exploration results has been commissioned for completion by year-end.

NI 43-101 permits disclosure of mineral potential only expressed as ranges of quantity and grade and accompanied by certain information and cautionary statements.  Since 2003, Canarc has made disclosures in certain news releases, shareholder updates, corporate presentations, website information, AIF’s and MDA’s regarding the exploration potential of the JQA prospect on the Benzdorp project without including certain information and cautionary statements as required by NI 43-101.  Canarc therefore retracts its previous statements regarding exploration potential and conceptual targets as there is no technical report filed to support such statements.

Since 2003, Canarc has made disclosures in its corporate presentations about a “Target Economic Model” stating the company targets for reserves, production rate, capital costs, operating costs, gold price, cash flows and mine life.  In addition, past news releases made references to the economic mine model for JQA as having some similarities to certain porphyry gold copper mines, including the saprolite mining economics of Brasilia (Paracatu) and Sao Francisco and the bedrock mining economics of Baja de Alumbrera and Chapada.  However, Canarc did not have a current resource or reserve at Benzdorp on which to base such statements so the Company retracts its previous statements regarding the potential economics of JQA.

Certain news releases in early 2004 referred to Canarc’s intent to complete an initial resource estimate for JQA by the end of the second quarter 2004.  However, the Company did not provide timely updates on the status or delays of this initial resource estimate.  The decision to commission an estimate will be made after the Company receives the independent NI 43-101 technical report reviewing the past and current exploration results for Benzdorp.

Since 2003, Canarc has made disclosures in certain news releases, shareholder updates, corporate presentations, and website information referring to the porphyry-type gold-copper mineralization at JQA, including a geological comparison to the Boddington porphyry-type gold-copper deposit Canarc’s geological comparison of JQA to Boddington was based on comparable geology, mineralization, alteration and grades. However, the Company did not intend to imply that early stage exploration results from JQA were sufficient to draw a comparison in size and grade between the JQA and the Boddington deposit.

In certain news releases in 2003, reference was made to the similarity of gold grades in drill core from JQA to the gold grade of other large gold-copper deposits without stating other parameters for comparison such as copper grade.  Most of these deposits contain a large part of their value as copper. At the time, Canarc did not have any copper assays, only gold assays and drill core observations. Canarc retracts those statements as JQA did not have evidence of comparable grades and early stage drill results should not be compared with defined reserves and resources.

In past news releases, references were made to the possibility that poor core recoveries in the saprolite at JQA were causing the gold grades to be underestimated.  This supposition was based on management’s past experience drilling gold mineralization in saprolite. Canarc retracts these statements as no statistical study has been completed to prove or disprove the possibility that the lower core recoveries were underestimating the gold grade.

Bellavista Project

In 2003, Glencairn Gold Corp., the owner/operator of the Bellavista gold mine project in Costa Rica, released their mineral reserves and feasibility study; in 2004 they financed the construction of the mine and at the end of 2005 Glencairn declared commercial production. Canarc currently holds a 5.5% net profit interest (royalty) in Bellavista that rises to 20.3% after the payback periods.  Since 2003, Canarc has quoted Glencairn’s various reserve statements and economic projections for Bellavista.  Given the small royalty nature of Canarc’s interest in Bellavista, the fact that Canarc has never spent any funds on Bellavista since acquiring the royalty, that Canarc only re-iterates the project information published by Glencairn and the fact that Glencairn has filed technical reports pertaining to Bellavista, Canarc has treated Bellavista as a non-material asset and accordingly, has not filed its own technical report. Glencairn reports reserves for the Bellavista Mine as of December 31, 2005 as 8.41 million tonnes grading 1.46 gpt gold (proven) and 1.81 million tonnes grading 1.81 gpt gold (probable).  For more detailed information on the Bellavista project, readers are referred to Glencairn’s website: www.glencairngold.com or www.sedar.com.

New Polaris Historic Resource  Estimates

The following historic estimates comply with the current NI 43-101 definition of historic resources and are restated here for clarity. They pre-date, are different from, and form part of the basis for the non-compliant 1.3 million ounce resource estimate referred to in previous news releases. Beacon Hill (1988) carried out an estimate of probable and possible resources within the old mine workings based on historic exploration drilling and underground sampling and production records.  Giroux (1995) carried out an estimate of probable and possible resources based on diamond drilling by Canarc and its predecessors below and beyond of the old mine workings.  These two estimates cover different parts of the New Polaris gold deposit with no overlap and therefore are additive.  Canarc believes these historic resource estimates are reliable because they are based on extensive historic data and they were independently estimated.  Canarc believes the historic resource is relevant because the current infill drilling program is targeting a portion of the historic resource for the proposed new independent technical report.  However, as Canarc has not verified the classification of these resources, it is not treating them as current resources and they should not be relied upon. The probable and possible categories in the following table correspond roughly to the indicated and inferred categories according to NI 43-101 standards.

New Polaris Historic Resource Estimates

	Probable Resources				Possible Resources
Zone	In-Situ		Diluted		In-Situ		Diluted
	Tons	Grade	Tons	Grade	Tons	Grade	Tons	Grade
	(SDT)	(oz/SDT)	(SDT)	(oz/SDT)	(SDT)	(oz/SDT)	(SDT)	(oz/SDT)

Beacon Hill (1988)
Upper
Levs.	53,440	0.37	67,800	0.29	41,560	0.35	53,450	0.27
Lower
Levs	50,170	0.50	64,410	0.39	45,000	0.48	58,760	0.37

Subtotal	103,610	0.43	132,210	0.33	85,560	0.42	112,210	0.32

Giroux (1995)
Y Zone	210,000	0.461	262,500	0.369	987,000	0.469	1,124,000	0.375
AB Zone	78,000	0.403	89,700	0.350	508,000	0.387	584,000	0.337
C Zone	85,700	0.426	98,500	0.370	595,000	0.425	684,000	0.370

Subtotal	373,000	0.441	450,700	0.365	2,090,000	0.467	2,502,000	0.365
Totals	476,610	0.44	582,910	0.36	2,175,560	0.44	2,614,210	0.36

Note:  Giroux calculated an in situ resource, not a diluted resource so Canarc calculated the diluted Giroux resource for comparison purposes using the same 15% dilution factor used by Beacon Hill.

Benzdorp Mineral Potential

Bradford Cooke, MSc., P.Geo., is the Qualified Person who reviewed the technical information contained in this news release.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal asset is its 100% interest in the New Polaris gold mine project, British Columbia.  Shareholders include Barrick Gold Corp. and Kinross Gold Corp.

CANARC RESOURCE CORP.

Per

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

NEWS RELEASE

Visible Gold Intersected In Drill Hole

At New Polaris Project, BC

September 18, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that visible gold has been intersected by recent drilling in a high grade drill hole at the New Polaris project in northwestern BC.  This hole marks the first-ever occurrence of visible gold in drill core since Canarc began work on the project in 1990.

Drill hole 1615E8A, located along the southwestern- most and deepest limit of the infill drill grid on the C vein system, intersected a semi-massive stibnite (quartz-carbonate) vein with visible gold at an approximate depth of 300 m. Minor stibnite (quartz-carbonate) veins have been intersected in past drill programs but never with visible gold. This is a very different style of mineralization compared to the arsenopyrite-pyrite (quartz-carbonate) veining normally found at New Polaris.

Assays are as follows:

Hole	From	Length	Gold	Length	Gold
(no.)	(m)	(m)	(gpt)	(ft)	(opt)

1615E8	346.4	6.2	44.7	20.3	1.30
incl.	346.4	1.1	9.3	3.6	0.27
	347.5	1.1	30.7	3.6	0.90
	348.6	1.1	55.4	3.6	1.62
	349.7	1.1	26.9	3.6	0.78
	350.8	1.0	108.0	3.3	3.15
	351.8	0.8	43.0	2.6	1.25

True widths are approximately 65% of core lengths.

For drill hole locations, refer to the C Veins Longitudinal Section on Canarc’s website www.canarc.net. All previous drill holes are shown as solid circles, proposed 2006 hole locations are shown as open circles and the hole reported in this news release is shown as a star. Note that this year’s drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.

It is still too early to determine how extensive or meaningful this style of stibnite-visible gold mineralization is relative to the main C vein system. However, drill hole, 1615E9, located 100 m deeper along the same grid line as hole no.1615E8A, has also intersected visible gold in a similar semi-massive stibnite (quartz-carbonate) vein. The extent of this new type of mineralization therefore  remains open to the west and at depth.  Assays for drill hole 1615E9 are expected within the next two weeks.

Because of the visible gold, these drill cores were prepared differently for assay than the normal cores in order to minimize the nugget effect. Core samples were dried, crushed, split and a 1000 gram sub-sample taken for analysis. Each sample pulp was passed through a 100 μm (Tyler 150 mesh) stainless steel screen. Any material remaining on the screen (+100 μm fraction) was retained and analyzed in its entirety by fire assay with gravimetric finish and reported as the Au (+) fraction. The material passing through the screen (-100 μm fraction) was homogenized and two sub-samples were analyzed by fire assay with AAS finish. The average of the two AAS results is taken and reported as the Au (-100) fraction result. All three values are used in calculating the combined gold content of the plus and minus fractions.   In the assayers report, the gold values for both the +100 and -100 micron fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample.

A non-independent NI 43-101 report documenting exploration is currently in preparation and will be filed by mid October.

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex, who use their own standards for quality control checks as well.

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal asset is its 100% interest in the New Polaris gold property, British Columbia.  Shareholders include Barrick Gold Corp. and Kinross Gold Corp.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

CANARC RESOURCE CORP.
New Polaris Project
C Veins
Inclined Longitudinal Section
plane at 55 degree dip
azimuth 051
azimuth 270
#1 Fault
450 Level
stope
stope
stope
stope
stope
stope
plane at 50 degree dip
OPEN
OPEN
OPEN
100 m
-150 m
-200 m
-250 m
-300 m
-350 m
-400 m
-150m
-200m
-250m
-300m
1615E
1646E
1676E
1707E
1737E
1768E
330SW
300SW
270SW
240SW
Key
Existing pierce point
New Infill pierce point
Phase III proposed pierce point
Oblique Mine Cutaway View Looking NNW
C
AJ
Polaris
150
300
450
600
AREA SHOWN ON DIAGRAM
100 m
92-C21
92-C23
92-C20A
92-C20
92-C18
92-C14
92-C22
90-07
90-05
92-C13
1646E1
1646E2A
1676E1
1676E2
1707E1
92-C17
91-C06
92-C15
90-03
1676E4
1737E1
1707E2
1707E3
90-06
1646E5
92-C19
1646E6
1737E2
94C39
1737E3
90-02
1646E7A
94-C38
90-08
1615E8
1676E6
1646E8
1707E6A
1676E7
1737E5
1615E8A
1615E9
1646E9
1737E6
E1
E2
E3
E4
E5
E6
E7
94-C25A
94-C24
91-C05
300SW1
330SW1
89-18A
93-C31
300SW2
90-04
360SW1
330SW2
360SW2
90-01
330SW3
300SW3
92-C12
330SW4
300SW4
270SW4
91-C01
300SW5
330SW5
94-C37
270SW5
91-C03
91-C02
300SW6
270SW7
240SW7
91-C04
240SW8
91-C07
300SW7
270SW8
300SW8
330SW9
330SW10
SW1
SW2
SW3
SW4,5
SW6
SW7
SW11
92-C08
93-C26
93-C28
93-C27
93-C34
92-C09
94-C32
240SW3
94-C33
240SW4
94-C36
240SW5A

NEWS RELEASE

Drilling Intersects 23.1 gpt Gold Over 16.5 m at New Polaris Project

September 25, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that recent drilling has intersected 23.1 gpt gold over 16.5m (0.67 oz per ton gold over 54.1 ft) in hole 1768E-1A at the New Polaris project in northwestern British Columbia.

Drill holes 1768E-1A, 330SW-9 and 330SW-10 each intersected strong mineralized zones consisting of disseminated to semi-massive arsenopyrite (quartz-carbonate) and containing higher-grade core zones typical of the C vein system.  All three holes were drilled near the #1 fault towards the center of the 2006 drill grid to fill gaps in the previous drill pattern.  Therefore, these holes have expanded the area of known mineralization outside of the historic estimates.

Drilling highlights from the latest three drill holes were as follows:

Hole	From	Length	Gold	Length	Gold
(no.)	(m)	(m)	(gpt)	(ft)	(opt)

1768E-1A	225.8	16.5	23.1	54.1	0.67
Incl.	227.3	1.0	36.9	3.3	1.08
	229.3	2.0	40.3	6.6	1.17
	237.0	2.3	48.6	7.5	1.42

330SW-9	326.4	6.6	8.3	21.7	0.24
Incl.	328.7	1.2	16.3	3.9	0.48
	331.3	1.0	15.8	3.3	0.46

330SW-10	330.5	2.75	12.9	9.0	0.38
Incl.	330.5	1.0	18.1	3.3	0.53
and	373.85	2.6	17.7	8.5	0.52
Incl.	374.85	1.0	23.5	3.3	0.69

True widths are approximately 65% to 80% of core lengths.

For drill hole locations, refer to the C Veins Longitudinal Section on Canarc’s website www.canarc.net. All previous drill holes are shown as solid circles, proposed 2006 drill hole locations are shown as open circles and the holes reported in this news release are shown as stars. Note that this year’s drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.

As a result of the recent drill results defining a much thicker zone of C vein mineralization towards the deep northeast edge of the 2006 infill drill grid and the discovery of high grade visible gold mineralization along the deep southwest edge of the drill grid, the 2006 work program has now been expanded as follows:

1.

Extend drill program by 10 holes totalling an additional 7,000 m of drilling,

2.

Accelerate mine engineering, metallurgical and environmental studies,

3.

Mobilize 200 tonnes of fuel, mining equipment and supplies for a major underground dewatering and ramp development program to commence Q4, 2006

James Moors, B.Sc., P.Geo, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples are dried, crushed, split and a 30-gram sub - sample is taken for analysis.  Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal asset is its 100% interest in the New Polaris gold property, British Columbia.  Shareholders include Barrick Gold Corp. and Kinross Gold Corp.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

NEWS RELEASE

Canarc To Raise Up To CA$4.1 Million in Two Private Placements

September 28, 2006, - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that it has agreed to raise up to CA$4.1 million in two non-brokered private placements for units.

The non-flow through private placement is for up to 700,000 non-flow through units at CA$0.75 for total proceeds of up to CA$525,000.  Each unit comprises of one common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable to acquire one common share at an exercise price of CA$0.95 for one year.

The flow-through private placement is for up to 4.3 million flow-through units at CA$0.82 for total proceeds of up to CA$3.5 million.  Each unit comprises of one flow-through common share and one-half of one share purchase warrant, with each whole share purchase warrant exercisable to acquire one non-flow through common share at an exercise price of CA$1.25 for one year.

Total proceeds from the two financings amount up to CA$4,051,000.  Canarc will pay a cash finders fee of  6% on a portion of the gross proceeds from both private placements, and 6% in share purchase warrants on a portion of the flow through private placement, having the same terms and conditions as the warrants in the financing.

The proceeds from the private placements will be used by Canarc to commence a Phase 4 work program as follows:

1.

Drill program for 14 holes totaling 7,000 m of drilling,

2.

Accelerate engineering, metallurgical and environmental studies,  and

3.

Mobilize 200 tonnes of fuel, mining equipment and supplies for a major underground dewatering and exploration program to commence Q4, 2006.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal asset is its 100% interest in the New Polaris gold property, British Columbia.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

NEWS RELEASE

Drilling Returns Best Holes Yet At New Polaris Project, BC

August 21, 2006 - Vancouver, Canada - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that the 2006 infill drilling program has returned some of the best holes yet in the C vein system on the New Polaris property in northwestern British Columbia.

Drilling highlights include 8.9 gpt over 35.0 m (0.26 oz per ton over 114.8 ft), 20.4 gpt over 5.0 m (0.59 oz per ton over 16.4 ft) and 35.3 gpt over 1.5 m (1.03 oz per ton over 4.9 ft) in Hole 300SW-8. Significant intercepts were as follows:

Hole	From	Length	Gold	Length	Gold
(No.)	(m)	(m)	(gpt)	(ft)	(opt)

270SW-5	266.75	8.25	11.7	27.1	0.34
incl.	272.1	2.9	19.9	9.5	0.58

270SW-17	229.8	4.2	9.8	13.8	0.29

270SW-8	286.3	2.7	13.9	8.9	0.41

300SW-7	278.2	14.8	8.6	48.6	0.25
incl.	281.9	3.5	14.2	11.5	0.41
incl.	281.9	1.0	27.1	3.3	0.79
incl.	290.4	1.9	17.3	6.2	0.50

300SW-8	303.3	35.0	8.9	114.8	0.26
incl.	305.1	5.0	20.4	16.4	0.59
incl.	307.5	1.5	35.3	4.9	1.03
incl.	318.0	7.1	16.2	23.3	0.47
incl.	323.3	1.0	40.9	3.3	1.19

1737E-5	312.3	3.95	9.5	13.0	0.28
incl.	314.1	1.5	15.9	4.9	0.46

1737E-6	350.5	8.6	7.1	28.2	0.21
incl.	356.1	2.1	20.0	6.9	0.58
incl.	356.1	0.9	34.0	3.0	1.00

For drill hole locations, refer to the C Veins Longitudinal Section on Canarc’s website www.canarc.net. All previous drill holes are shown as solid circles, proposed 2006 hole locations are shown as open circles and the holes reported in this news release are shown as stars. Note that this year’s drill hole numbers refer to location along the section lines, not chronological sequence. Therefore, previous drill holes located along the section lines will cause some gaps to appear in this year’s drill hole number sequence.  True widths are estimated to be 70 to 75% of core lengths.

These latest drill results confirm that the C vein system is thickening to the northeast and at depth, beyond the area previously drilled. Because the gold resource is wide open in this area, management is now considering a significant expansion of the 2006 work program, as follows:

1.

Extend drill program by 10 holes totalling an additional 7,000 m of drilling to expand the NI 43-101 resource target substantially higher than the minimum 600,000 oz gold

2.

Accelerate mine engineering, metallurgical and environmental studies for the Preliminary Economic Evaluation

3.

Mobilize 600 tonnes fuel, mining equipment and supplies for a major underground dewatering and mining program to commence Q4, 2006

Bradford Cooke, Chairman and CEO, stated, “ We are very encouraged by these latest drill results, the best of the 2006 infill drilling program so far. In the 1990’s, Canarc drilled similar thick C vein intercepts in the southwest portion of the C vein zone but this is the first time we have seen such thick, rich intercepts towards the northeast, outside of the area previously drilled. Because of the excellent potential for finding substantial new resources at depth on the C veins, management is now looking at expanding the 2006 work program.”

James Moors, B.Sc., P.Geo, is the Qualified Person supervising the 2006 drill program on the New Polaris property.  He has instituted a Quality Control sampling program of blanks, duplicates and standards to ensure the integrity of all assay results.   All drill core is split by Canarc personnel at the New Polaris camp, and then flown to Vancouver for assay by ALS Chemex.   The core samples are dried, crushed, split and a 30-gram sub - sample is taken for analysis.  Gold content is determined by fire assay with a gravimetric finish on samples containing greater than 1 gpt Au, and other trace elements are analyzed by atomic absorption .  ALS Chemex also us es its own standards for quality control checks .

Canarc Resource Corp. is a growth-oriented, gold exploration and mining company listed on the TSX (symbol CCM) and the OTC-BB (symbol CRCUF).  The Company’s principal assets are its 100% interest in the New Polaris gold deposit, British Columbia and its 80% option on the Benzdorp gold property in Suriname.  Major shareholders include Barrick Gold Corp. and Kinross Gold Corp.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700,  tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.  We seek safe harbour.

CANARC RESOURCE CORP.
New Polaris Project
C Veins
Inclined Longitudinal Section
plane at 55 degree dip
plane at 50 degree dip
azimuth 051
azimuth 270
#1 Fault
450 Level
stope
100 m
-150 m
-200 m
-250 m
-300 m
-350 m
-150m
-200m
-250m
-300m
OPEN
1615E
1646E
1676E
1707E
1737E
1768E
330SW
300SW
270SW
240SW
1737E5
1737E6
270SW5
270SW7
300SW7
270SW8
300SW8
Key
Existing pierce point
New Infill pierce point
Phase III proposed pierce point
Phase IV proposed pierce point
Oblique Mine Cutaway View Looking NNW
150
300
450
600
AREA SHOWN ON DIAGRAM
100 m